UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13G
                              (Rule 13d-102)

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                Under the Securities Exchange Act of 1934



                      VISTA Information Solutions, Inc.
                               (Name of Issuer)

                   Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                                 928365 10 5
                               (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 928365 10 5

1.       NAME OF REPORTING PERSON(S)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      N/A
         (b)      N/A

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

5.       SOLE VOTING POWER

         Total of 1,192,196 shares of Common Stock only upon conversion of (on an as converted basis), consisting of the following:

         (i)      174,731 shares of Common Stock owned beneficially;

         (ii) 625,000 shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock having a conversion price of $2.00 per share.

         (iii) 392,465 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock having a conversion price of $6.37 per share.

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         Total of 1,192,196 shares of Common Stock only upon conversion (on an as converted basis), consisting of the following:

         (i)      174,731 shares of Common Stock owned beneficially;
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         (ii)     625,000 shares of Common Stock issuable upon  conversion of
                  Series E Convertible Preferred Stock having a conversion price of $2.00 per share.

         (iii) 392,465 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock having a conversion price of $6.37 per share.

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Total of 1,192,196 shares of Common Stock only upon conversion (on an as converted basis), consisting of the following:

         (i)      174,731 shares of Common Stock owned beneficially;

         (ii) 625,000 shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock having a conversion price of $2.00 per share.

         (iii) 392,465 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock having a conversion price of $6.37 per share.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.83% of Common Stock

12.      TYPE OF REPORTING PERSON*

         IV

         Item 1.           (a)      Name of Issuer:
                                    VISTA Information Solutions, Inc.

                           (b)      Address of Issuer's Principal
                                    Executive Offices:
                                    5060 Shoreham Place, No. 300
                                    San Diego, California 92122

         Item 2.           (a)      Name of Person Filing:
                                    Sirrom Capital Corporation



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                           (b)      Address of Principal Business Office,
                                    or if None, Residence:
                                    500 Church Street, Suite 200
                                    Nashville, Tennessee 37219

                           (c)      Citizenship:
                                    Tennessee

                           (d)      Title of Class of Securities:
                                    Common Stock, par value $.001 per share

                           (e)      CUSIP Number:
                                    928365 10 5

         Item 3.           Filing Pursuant to Rule 13d-1(b):

                           This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under Section 8 of the Investment Company Act.

         Item 4.           Ownership.

                           If more  than  five  percent  of the  class is owned,
indicate:

                           (a)      Amount beneficially owned:
                                    Total of 1,192,196 shares of Common Stock only upon conversion (on an as converted basis), consisting of the following:

                                    (i)     174,731 shares of Common Stock owned
                                            beneficially;

                                    (ii)    625,000   shares  of  Common   Stock
                                            issuable upon conversion of Series E
                                            Convertible Preferred Stock having a
                                            conversion price of $2.00 per share.

                                    (iii)   392,465   shares  of  Common   Stock
                                            issuable upon conversion of Series F
                                            Convertible Preferred Stock having a
                                            conversion price of $6.37 per share.

                           (b)      Percent of class:
                                    9.83% of Common Stock

                           (c) Number of shares as to which such person has:

                                    (i)     Sole power to vote or direct the
                                            vote:
                                            Total of 1,192,196 shares of Common
                                            Stock only upon conversion of
                                            Preferred Stock


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                                    (ii)    Shared power to vote or to direct
                                            the vote:
                                            N/A.

                                    (iii)   Sole  power to  dispose or to direct
                                            the   disposition   of:   Total   of
                                            1,192,196  shares of  Common  Stock,
                                            only upon  conversion  of  Preferred
                                            Stock.

                                    (iv)    Shared power to dispose or to direct
                                            the disposition of:
                                            N/A.

         Item 5.           Ownership of Five Percent or Less of a Class.
                           N/A

         Item 6.           Ownership of More Than Five Percent on Behalf of
                           Another Person.
                           N/A

         Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                           N/A

         Item 8.           Identification and Classification of Members of the
                           Group.
                           N/A

         Item 9.           Notice of Dissolution of Group.
                           N/A

         Item 10.          Certification.
                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                                     SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 4, 1998                            SIRROM CAPITAL CORPORATION


                                                     By:/s/
                                                        Carl W. Stratton
                                                        Chief Financial Officer





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